UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl Marks Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, 33rd FL
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Speer (212) 317-3372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLC
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Speer, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl Marks Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JAMES F. HICKEY
Notary Public, State of New York
Registration #01HI6340819
Qualified In Queens County
Commission Expires April 25, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CARL MARKS SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019
(with supplementary information)

CONFIDENTIAL

Contents





EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Carl Marks Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carl Marks Securities LLC (the "Company") a wholly owned subsidiary of Carl Marks Advisory Group LLC, as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained on page 9 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained on page 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 20, 2020



Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 246,687
Other assets	33,560
Total assets	$ 280,247

LIABILITIES AND MEMBER'S EQUITY

Deferred revenue	$ 100,000
Accrued expenses and other liabilities	51,609
Total liabilities	151,609
Member's equity	128,638
Total liabilities and member's equity	$ 280,247

Statement of Operations
Year Ended December 31, 2019

Revenue:	
Advisory fees	**$ 1,595,893**
Total revenue	**1,595,893**
Expenses:	
General and administrative costs (Note C)	**446,084**
Marketing and travel	**88,409**
Professional fees	**98,836**
Referral fee (Note F)	**228,179**
Other expenses	**96,244**
Total expenses	**957,752**
Net income	**$ 638,141**

Statement of Changes in Member's Equity
Year Ended December 31, 2019

Balance - beginning of year	**$315,497**
Net income	**638,141**
Contribution from member	**50,000**
Distributions to member	**(875,000)**
Balance - end of year	**$128,638**

Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	**$638,141**
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in advisory fees receivable	**45,106**
Decrease in other assets	**5,367**
Decrease in deferred revenue	**(122,500)**
Decrease in accrued expenses and other liabilities	**(9,799)**
Net cash provided by operating activities	**556,315**
Cash flow from financing activities:	
Distributions paid to member	**(875,000)**
Contribution from member	**50,000**
Net cash used in financing activities	**(825,000)**
Net decrease in cash	**(268,685)**
Cash at the beginning of year	**515,372**
Cash at the end of year	**$ 246,687**

Notes to Financial Statements
December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Carl Marks Securities LLC (the "Company"), a wholly owned subsidiary of Carl Marks Advisory Group LLC (the "Parent") and a New York limited liability company, was formed on May 26, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company commenced its broker-dealer operations on October 12, 2007 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.

[2] Advisory Fees:

The Company provides advisory services on mergers and acquisitions. Advisory fees represent 100% of revenue earned by the Company. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue. As of December 31, 2019, the Company has deferred $100,000 in revenue related to contracts that have not been completely fulfilled.

100% of total revenue for the year ended December 31, 2019 was earned from five clients.

[3] Income taxes:

As a single member LLC, the Company is considered a disregarded entity for federal, state and local income tax purposes and is not required to pay income taxes on income or gains. As such, its income and losses are reported on the Parent's tax return.

The Company has not recognized in these financial statements any interest or penalties related to income taxes and has no unrecognized tax benefits.

[4] Use of estimates:

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Notes to Financial Statements
December 31, 2019

[5] Fair value:

The Company carries its investment at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels: Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 - inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available; Level 3 - unobservable inputs reflect the assumptions that the Company or Parent develop based on available information about what market participants would use in valuing the asset or liability. The company's cash is considered a level 1 asset. Certain other financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include advisory fees receivable, other assets, accrued expenses, and other liabilities and are classified as level 2.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement with the Parent in which the Company agreed to reimburse the Parent approximately $7,102 per month for certain general and administrative costs incurred on the Company's behalf.

In addition, direct costs, which consist of employees' compensation and benefits, are allocated to the Company based upon actual time spent by the Parent's personnel on the Company's business.

For the period January 1, 2019 through December 31, 2019, the Company incurred the following costs:

Direct costs	$ 360,860
General and administrative costs	85,224
Total	$ 446,084

At December 31, 2019, $38,110 is included in accrued expenses and other liabilities for amounts owed to the Parent for direct costs and overhead reimbursements.

The Company's financial statements may not necessarily be indicative of the Company's financial condition and results of operations had the Company operated as an unaffiliated entity of the Parent.

NOTE D - INVESTMENT

Pursuant to the advisory services agreement with Lebenthal Holdings LLC ("Lebenthal"), on December 31, 2013 the Company purchased 1,500 common units in Lebenthal at a cost of $12,204. The Company's investment is classified as a Level 3 asset and is valued at $0.

NOTE E - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company's net capital of $95,078 exceeded required minimum net capital of $10,107 by $84,971 and the ratio of aggregate indebtedness to net capital was 1.59 to 1.

The Company claims exemption from the reserve requirements under Rule 15c3-3 pursuant to paragraph (k)(2)(i).

NOTE F – CLIENT REFERRAL AGREEMENT

The Company has a client referral agreement with Morgan Stanley Smith Barney LLC ("MSSB"). The Company is required to pay MSSB 20% of net cash placement fees, net advisory success, transactions, closing, retainer, or other cash or non-cash fees received by the Company in connection with any completed transaction for a referred party from MSSB. In 2019 there were five engagements pursuant to this client referral agreement of which one of these engagements closed in 2019. The Company incurred referral fee expense of $228,179 in 2019.

NOTE G – SUBSEQUENT EVENT

Subsequent to December 31, 2019 and through February 20, 2020, there was a capital contribution of $100,000 which is not reflected in the statement of financial condition.

SUPPLEMENTARY INFORMATION

C O N F I D E N T I A L

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2019

Net capital:	
Member's equity	**$ 128,638**
Less: Non-allowable assets:	
Other assets	**33,560**
Net Capital	**95,078**
Minimum net capital required:	
The greater of $5,000 or 6-2/3% of	
aggregate indebtedness of $151,609	**10,107**
Excess net capital	**$ 84,971**
Aggregate indebtedness:	
Accrued expenses and other liabilities	**$ 151,609**
Ratio of aggregate indebtedness to net capital	**1.59 to 1**

There are no material differences between the above computation of net capital and the computation included the Company's corresponding Form X-17A-5, Part II Filing as of December 31, 2019



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212 891 4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Carl Marks Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Carl Marks Securities LLC (the "Company") identified the following provisions of 17 C.F R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 20, 2020



CARL MARKS SECURITIES LLC EXEMPTION REPORT

Carl Marks Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240 17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

CARL MARKS SECURITIES LLC

I, Robert A. Speer, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Robert A. Speer
CFO/FINOP
February 20, 2020

 **EISNERAMPER**


EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Member of
Carl Marks Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Carl Marks Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the cancelled check, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 20, 2020



SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******453*******************ALL FOR AADC 100
67642 FINRA DEC
CARL MARKS SECURITIES LLC
900 3RD AVE FL 33
NEW YORK, NY 10022-4775

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $2,052

B. Less payment made with SIPC-6 filed (exclude interest) (2,007)

7/16/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $45

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CARL MARKS SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of January, 20 20

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 1,595,893

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   (228,179)

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   (228,179)

2d. SIPC Net Operating Revenues $ 1,367,714

2e. General Assessment @ .0015 $ 2,052

(to page 1, line 2.A.)

2